May 11, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco

Re:	Blackstone / GSO Long-Short Credit Income Fund

Registration Statement on Form N-2, File Nos. 333-237267 and 811-22488

Ladies and Gentlemen:

On behalf of Blackstone / GSO Long-Short Credit Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 16, 2020, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) originally filed with the Commission on March 19, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

PROSPECTUS

Front Cover

1. We note that the front cover is four pages long. Consider revising so that the front cover does not exceed two pages.

The Fund has reviewed the front cover and made certain revisions to reduce the amount of disclosure.

2. Please confirm that the Financial Industry Regulatory Authority Inc. (“FINRA”) has issued or will issue a no objection letter.

In response to the Staff’s comment, the Fund notes that pursuant to FINRA Rule 5110(b)(7)(A), the Registration Statement and offerings thereunder are exempt from FINRA review and clearance as the Fund currently meets the criteria of this exemption.

3. Regarding the disclosure of the Common Shares in the paragraph above the “Offering” section on the second page, please explain how the price to the public will be determined in an offering. See Instruction 1 to Item 1.1(g) of Form N-2.

In response to the Staff’s comment, the Fund plans to include disclosure regarding the public offering price of a security in a future Prospectus Supplement. The Fund also notes that the “Offering” section in the front cover currently has the following disclosure:

“The Fund may offer, from time to time, in one or more offerings, the Common Shares, which we also refer to as the “securities,” at prices and on terms to be set forth in one or more supplements (each, a “Prospectus Supplement”) to this Prospectus.”

4. Please update the Adviser’s total assets under management (“AUM”) information as of December 31, 2018 to 2019 in the “Investment Adviser” section on the third page and elsewhere in the Prospectus, as appropriate.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Prospectus Summary

5. With regards to the seventh paragraph under the “Prospectus Summary—Investment Objectives and Strategies” section on page 3, for purposes of complying with the Fund’s 80% policy, please confirm whether the Fund will value derivatives at market value rather than notional value.

In response to the Staff’s comment, the Fund confirms that it will value derivatives at market value rather than notional value for purposes of the Fund’s 80% policy.

6. We note that that the “Prospectus Summary—Risks” section includes “Repurchase Agreements Risk” and “Reverse Repurchase Agreements Risk” on page 29 but the “Prospectus Summary—Investment Objectives and Strategies” section does not discuss such agreements. If the Fund plans to use these agreements, please disclose in the “Prospectus Summary—Investment Objectives and Strategies” section.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Summary of Fund Expenses

7. Please confirm whether the Fund plans to make a preferred shares offering during the year. If so, please discuss the costs associated with that offering in the fee table on page 35.

In response to the Staff’s comment, the Fund confirms that it does not currently intend to make a preferred shares offering during the year. Accordingly, the Fund believes its current disclosure is adequate.

8. Please explain supplementally if any downgrades are anticipated in the ratings of the MRPS given the current operating environment.

In response to the Staff’s comment, the Fund supplementally notes that its current MRPS ratings have been put on Rating Watch Negative by Fitch Ratings, which may potentially lead to a downgrade in the future. The Fund understands that ratings agencies are currently reviewing all rated closed-end funds during this period of uncertainty.

9. Please revise footnote 1 of the Example on page 36 so that the disclosure is not a footnote but a paragraph immediately following the example, as required by Instruction 11(d) to Item 3 of Form N-2.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Senior Securities

10. For the Senior Securities table on page 40, please indicate that the “Total Amount Outstanding” column is in thousands and include the “Involuntary Liquidating Preference Per Unit” column for the MRPS, as required by Item 4.3 of Form N-2.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Use of Proceeds

11. Please confirm if the Fund plans to pull shares off the shelf amidst the COVID-19 outbreak. If so, please confirm if the Fund believes it will be able to adhere to the thirty-day time frame as discussed in the “Use of Proceeds” section on page 41.

In response to the Staff’s comment, the Fund confirms that it is unlikely, although possible, that the Fund will issue securities off of the shelf registration statement amidst the COVID-19 outbreak. In the event that the Fund does so, the Fund believes it will be able to adhere to the thirty-day time frame as discussed in the “Use of Proceeds” section.

Market and Net Asset Value Information

12. The Staff notes that the second paragraph in the “Market and Net Asset Value Information” section on page 41 discusses that Common Shares have traded at a premium to NAV. The table on page 41 shows that the Common Shares consistently traded at a discount. Discuss whether the Common Shares have historically traded at a discount, and disclose any methods undertaken or to be undertaken that are intended to reduce the discount and effects such actions have had. See Item 8.5(d) of Form N-2.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Description of Shares

13. Please add a chart disclosing outstanding securities, as required by Item 10.5 of Form N-2.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

Plan of Distribution

14. In the third paragraph with the bulleted list on page 95, please also indicate the date by which investors must pay for the securities, as required by Item 5.6 of Form N-2. If It is more appropriate to include in the Prospectus Supplement instead, please do so.

In response to the Staff’s comment, the Fund notes that the date by which investors must pay for the securities will depend on the form of the offering. Accordingly, the Fund plans to include such disclosure in a future Prospectus Supplement.

15. Please note that consistent with Rule 481(d) under the Securities Act (“Rule 481(d)”), the disclosure such as the first paragraph on page 97 should appear on the cover of the Prospectus Supplement.

In response to the Staff’s comment, the Fund notes that Rule 481(d) requires disclosure “in the prospectus that briefly describes any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities” and will include such disclosure in a future Prospectus Supplement, as applicable, if Common Shares to which this Registration Statement relates are sold to or through a principal underwriter. The Fund will also include the disclosure that is required by Rule 418(d) (“on the cover page of the prospectus if an underwriter has any arrangement with the issuer, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering”) on the cover page of the Prospectus Supplement for such offering.

FORM OF PROSPECTUS SUPPLEMENT

General

16. Please incorporate any applicable Staff comments in the Prospectus to the form of Prospectus Supplement.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

17. Please confirm that any information required by Form N-2 is included in the form of Prospectus Supplement (e.g., the offering table).

In response to the Staff’s comment, the Fund confirms that any information required by Form N-2 is included in the form Prospectus Supplement and, to the extent it was not already included, the Fund has revised the applicable disclosure accordingly.

Back Cover

18. Please confirm that the Fund will include the disclosure required by Rule 481(e) under the Securities Act or explain why such disclosure is not required.

In response to the Staff’s comment, the Fund confirms that disclosure required by Rule 481(e) under the Securities Act (“Rule 481(e)”) is not applicable to the Fund. Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). Rule 481(e) also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Exchange Act (“Rule 174”) or Section 24(d) of the 1940 Act. Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Sections 13 or 15(d) of the 1934 Act. Because the Fund was subject to the reporting requirements of Sections 13 and 15(d) of the 1934 Act immediately prior to the filing of the Registration Statement, the Fund does not believe the Delivery Disclosure is required to be included in the Fund’s back cover.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

19. For the “Investment Restrictions—Fundamental Restrictions” section on page 1, please disclose the Fund’s fundamental policy regarding short sales, purchases on margin and the writing of put and call options, as required by Item 17.2(b) of Form N-2.

In response to the Staff’s comment, the Fund notes that it does not have a fundamental policy regarding short sales, purchases on margin and the writing of put and call options. The 1940 Act does not require a fund’s investment policy with respect to short sales, margin purchases and the writing of put and call options to be fundamental.

Investment Policies and Techniques

20. For the “Investment Policies and Techniques—Portfolio Contents—Equity Securities—Convertible Securities” section on page 9, if the Fund will invest in contingent convertible securities, please discuss the strategy and any related risk.

In response to the Staff’s comment, the Fund confirms that it does not currently intend to invest in contingent convertible securities. Accordingly, the Fund believes its current disclosure is adequate.

Description of Shares

21. The Prospectus states that the MRPS have ratings. Please disclose in this SAI (i) the significance of the rating, (ii) the conditions or guidelines imposed by the rating agency, and (iii) the material terms of any agreement between the rating agency and the Fund. See Item 10.6 of Form N-2.

The Fund has revised the applicable disclosure to incorporate the Staff’s comment.

PART C

22. Consider including hyperlinks for exhibits and any information incorporated by reference, as required by the FAST Act.

The Fund has incorporated the Staff’s comment.

Please call Christopher Healey (914-907-3235) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda